Avatech Solutions, Inc.

10715 Red Run Boulevard

Suite 101

Owings Mills, Maryland 21117

March 17, 2006

VIA EDGAR

Mr. Hugh Fuller

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avatech Solutions, Inc.
Pre-Effective Amendment No. 1
Registration Statement on Form S-1; File No. 333-131720

Dear Mr. Fuller:

On behalf of Avatech Solutions, Inc. (the “Company”), we hereby respectfully request acceleration of the effectiveness of the above-referenced Registration Statement for Monday, March 20, 2006, or as soon as thereafter as practicable.

The Company hereby acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring this filing effective, does not foreclose the Commission from taking any action with respect to the filing, nor does it relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please confirm the date and time of effectiveness of the Registration Statement to me, at 410-753-1587, fax 410-753-1591, or e-mail at chris.olander@avat.com.

Sincerely,

AVATECH SOLUTIONS, INC.

By:	/s/ Christopher Olander
Christopher Olander
Executive Vice President and
General Counsel